Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned

Minghua Acquisition Corp.	Delaware	100%

Top Team Holdings Limited	British Virgin Islands	100%

Top Time International Limited	Hong Kong	100%

Beijing Longyi Biology Technology Co. Ltd	PRC	90%

Chongqing Longyi JiuZhou Dismutase Biology Technology Co. Ltd	PRC	90%